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SECURIT 13025832 SSION

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SEC FILE NUMBER
8-28702

SEC
Mail Processing
Section
SEP 27 2013
Washington DC
404

9/27/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **AUGUST 1,2012**_AND ENDING **JULY 31,2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

HALCYON CABOT PARTNERS, LTD. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

405 Lexington Avenue Suite 714

NEW YORK,	**NEW YORK**	**10174**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Pinou **(516) 238-3646**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

10/4/13

OATH OR AFFIRMATION

I, *MICHAEL S. SEGAL*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *HALCYON CABOT PARTNERS LTD.* , *as of JULY 31, 2013*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

President
____
Title

X ______________________
Notary Public

LINDA V. MEJIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6102547
Qualified in Richmond County
My Commission Expires December 08 2015

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HALCYON CABOT PARTNERS, LTD
STATEMENT OF FINANCIAL CONDITION
July 31, 2013

HALCYON CABOT PARTNERS, LTD
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2013

ASSETS	
Cash and cash equivalents	$ 81,120
Receivable from clearing broker	199,306
Due from clearing broker	12,945
Clearing deposit	100,032
Fixed assets, net of accumulated depreciation of $39,818 (Note 3)	7,316
Due from employees	90,000
Due from parent	13,354
Other asset	9,992
Total assets	$ 514,065
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 260,376
Total liabilities	260,376
Commitments and Contingencies (Note 5)	
Stockholders' equity (Note 7)	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	1,000
Additional paid-in capital	320,323
Retained earnings (deficit)	(67,634)
Total stockholders' equity	253,689
Total liabilities and stockholders' equity	$ 514,065

The accompanying notes are an integral part of this statement.

HALCYON CABOT PARTNERS, LTD
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 31, 2013

Note 1 - Nature of Business

Halcyon Cabot Partners, LTD (The "Company"), a wholly owned subsidiary of Halcyon Partners Group LLC (The "Parent") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes
Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

c) Cash and Cash Equivalents
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Equipment
Equipment is carried at cost and is depreciated over a useful life of 3-5 years using the straight-line method. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized.

e) Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

HALCYON CABOT PARTNERS, LTD
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 31, 2013

Note 2 - Summary of Significant Accounting Policies (continued)

f) Subsequent Events

The Company has evaluated events and transactions that occurred between July 31, 2013 and September 18, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Fixed Assets

Fixed assets consist of the following at July 31, 2013:

Computer and furniture	$47,134
Less: Accumulated depreciation	(39,818)
	$ 7,316

Depreciation expense for the year ended July 31, 2013 was $14,739.

Note 4- Income Tax

At July 31, 2013, the Company had a net operating loss of approximately $133,000 for income tax purposes. This carryforward will expire in 2030-2034. A valuation allowance of $19,950 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 5- Commitments and Contingencies

Office Lease

The Company subleases its premises from the parent under a lease expiring December 31, 2013. At July 31, 2013, the minimum rental commitment before escalations under the lease is as follows:

Year	Amount
2014	$ 61,100

Litigation

The Company is involved in legal matters that arise in the normal course of business. Management is contesting all cases vigorously. Although management feels that the outcome of these open cases along with the potential for the Company to recover all or a portion of any losses through a claim with professional liability insurance carrier and/or indemnification provided to the Company by the registered representative are uncertain, management believes the matters are without merit. The financial statements do not reflect an accrual for any losses in these matters. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near future.

Note 6- Related Party Transactions

Advances
During the normal course of business, the Company makes (receives) advances to (from) the Parent. The advances are due on demand and are non-interest bearing. At July 31, 2013, due from the Parent amounted to $13,354.

Office Rent
The Company allocated $24,000 of its rent expense to the Parent for the year ended July 31, 2013.

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk (continued)

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At July 31, 2013, the Company had net capital of $133,027 which was $115,669 in excess of its required net capital of $17,358. The Company's net capital ratio was 195.73%.

A copy of the Firm's Statement of Financial Condition as of July 31, 2013, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Halcyon Cabot Partners, Ltd.
405 Lexington Avenue
New York, NY 10174

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Halcyon Cabot Partners, Ltd., (the Company) as of July 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Halcyon Cabot Partners, Ltd., as of July 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
September 18, 2013

HALCYON CABOT PARTNERS, LTD

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended July 31, 2013

HALCYON CABOT PARTNERS, LTD.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended July 31, 2013

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 2,911,765
Additions	-
Deductions	(233,957)
SIPC Net Operating Revenues	$ 2,677,808

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 2,677,808
General Assessment @ .0025	6,695

Assessment Remittance:

Less: Payment made with Form SIPC 6 in March 2013	(2,106)
Assessment Balance Due	$ 4,589

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended July 31, 2013:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 2,677,808
SIPC Net Operating Revenues as computed above	2,677,808
Difference	$ -

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Stockholders of
Halcyon Cabot Partners, LTD
405 Lexington Avenue , 7th Floor
New York, NY 10174

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended July 31, 2013, which were agreed to by Halcyon Cabot Partners, LTD.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2013, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended July 31, 2013, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP (NY)
September 18, 2013